HARDSHELL ROYALTY AGREEMENT

THIS AGREEMENT is made and dated for reference the 18th day of May, 2006

BETWEEN:

ARIZONA MINERALS INC., a body corporate duly subsisting under the laws of the State of Nevada and having an office at 5903 Larch Street, Vancouver, British Columbia, V6M 4E5

(“Grantor”)

OF THE FIRST PART

AND:

DIAMOND HILL INVESTMENT CORP., a body corporate duly subsisting under the laws of British Columbia and having an office at 5903 Larch Street, Vancouver, British Columbia, V6M 4E5

(“Grantee”)

OF THE SECOND PART

WHEREAS:

A.

Grantor is the beneficial owner and the recorded owner, of 100% right, title and interest in and to certain patented and unpatented claims located in the Harshaw Mining District, Santa Cruz County, Arizona, described in Schedule “A” hereto together with any successor or substitute title thereto (the “Property”);

B.

In connection with the letter agreement among the Grantee and Comcorp Ventures Inc., dated February 22, 2006, it was acknowledged that the Grantor had granted to the Grantee, and its successors and assigns, out of the Grantor’s 100% interest in and to the Property, a net smelter return royalty from any production of minerals from the Property; and

C.	The parties now wish to evidence their agreement and set forth their respective rights and obligations concerning the creation, calculation and payment of the royalty to the Grantee by the Grantor.

NOW THEREFORE WITNESSETH that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration and the sum of $10.00 now paid by the Grantee to the Grantor (the receipt and sufficiency of which is acknowledged by each of the parties) and in consideration of the premises and of the covenants herein contained, the parties agree as follows:

1.        REPRESENTATIONS AND WARRANTIES

1.1      Each of the parties hereby represents and warrants to the other that:

(a)	it is a company duly formed, organized and validly subsisting under the laws of its governing jurisdiction;

(b)	it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(d)

the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of any laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(e)	the agreement is a legal, valid and binding obligation of each, subject to applicable bankruptcy and similar creditors’ remedies laws and the discretionary nature of equitable remedies.

1.2       The Grantor represents and warrants to the Grantee that:

(a)

the Grantor is the recorded and sole beneficial owner of all interest in the unpatented mineral claims comprised in the Property and such claims are accurately described in Part I of Schedule “A”, have been duly and validly laid out and monumented, are valid and subsisting mineral claims and are in good standing;

(b)

the Grantor is the registered and sole beneficial owner of all interest in the patented mineral claims comprised in the Property, and such claims are accurately described in Part II of Schedule “A” are validly and subsisting mineral claims, and are in good standing; and

(c)	no adverse claim to the title or interest of the Grantor of or in the Property has been asserted nor, to the knowledge of the Grantor, is there any basis therefor.

2.        GRANT OF PRODUCTION ROYALTY

2.1       The Grantor hereby creates and grants unto the Grantee, its successors and assigns for its and their sole and only use forever, a royalty equal to the applicable percentage hereinafter provided in subsection 2.2 of net smelter returns from all production of Minerals, as hereafter defined, and the beneficiated products thereof, from the Property (the “Royalty”) pursuant to the terms and provisions of this Agreement.

2.2       The percentage of net smelter returns to be paid as the Royalty to the Grantee during the term of this agreement will be 2% of the net smelter returns (the “Percentage”):

3.        TERM

3.1       The term of this Agreement shall be perpetual, it being the intent of the parties hereto that the Royalty constitutes a burden on and covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action including, without limitation, any leasehold interest. If any right, power or interest of either party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Agreement.

4.        MINERALS PRODUCTION ROYALTY

4.1       Royalty

The Grantor shall pay to the Grantee a Royalty equal to the Percentage of Net Smelter Returns from the sale or other disposition of minerals mined or otherwise recovered from the Property, as well as the beneficiated products thereof (“Minerals”). “Net Smelter Returns” shall mean the gross proceeds payable to the Grantor from the sale or other disposition of Minerals, less the following expenses if actually incurred by the Grantor:

(a)

sales, use, gross receipts, severance taxes and mining taxes payable by the operator, if any, based directly upon and actually assessed against the value or quantity of Minerals sold or otherwise disposed of from the Property, but excluding any and all taxes (i) based upon the net or gross income of the Grantor or other operator of the Property, (ii) based upon the value of the Property, the privilege of doing business, and other similarly based taxes, and (iii) not based directly upon and actually assessed against the value or quantity of Minerals sold or otherwise disposed of from the Property; and

(b)

charges and costs, if any, for transportation of doré or concentrates of the Minerals from the mill or other final processing plant on or near the Property to places where such doré or concentrates are smelted, refined and/or sold or otherwise disposed of; and

(c)	charges, costs (including assaying, sampling and sales costs) and all penalties, if any, charged by a smelter or refiner of the doré or concentrates of the Minerals.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by the Grantor, then charges, costs and penalties for such smelting or refining shall mean the amount the Grantor would have incurred if such smelting or refining were carried out at facilities not owned or controlled by the Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by the Grantor with respect to such smelting and refining.

4.2       Hedging Transactions: Futures, Options and Other Trading

All profits and losses resulting from the Grantor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from royalty calculations pursuant to this Agreement. All hedging transactions by the Grantor and all profits or losses associated therewith, if any, shall be solely for the Grantor’s account. The amount of Royalty to be paid on all Minerals subject to hedging transactions by the Grantor shall be determined pursuant to the provisions of this Section 4.2. As to Minerals subject to hedging transactions by the Grantor, Net Smelter Returns shall be determined without reference to hedging transactions and shall be determined by using for gold, the monthly average price of gold, which shall be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were reported, and for silver, the monthly average price of silver, which shall be calculated by dividing the sum of all New York Commodity Exchange (“COMEX”) prices for silver quoted by and at the closing of COMEX reported for the calendar quarter in question by the number of days for which such prices were quoted.

4.3       Payment, Time and Manner

The Royalty for each month will become due and payable by the Grantor on the fourteenth day following the last day of the month in which the same accrued. Upon 30 days’ written notice to do so by the Grantor, the Grantee shall designate a “Payment Bank” located in either Vancouver or Toronto for payment under this Section 4.3. If the Payment Bank (or any successor bank) should fail, liquidate or be succeeded by another bank, or for any reason fail or refuse to accept any payment, the Grantor shall not be held in default for failure to make such payment until sixty (60) days after the Grantee has notified the Grantor as required hereunder and the Grantee has advised the Grantor of the name of another bank which will act as its agent to receive the payments. The Grantee may, from time to time in its discretion, change the Payment Bank by giving written notice thereof to the Grantor pursuant to Section 13.7 below. The Grantee may elect to receive the Royalty in respect of gold and silver (“Precious Metals”) for each month either:

(a)

by converting the Royalty payable in cash to gold or silver bullion and delivery directly to the Grantee’s accounts maintained with the Payment Bank or other designated smelter, refiner or mint as directed by the Grantee; or

(b)	by delivery of a certified cheque or bank draft payable to the Grantee at the Payment Bank.

In the event payment of the Royalty is converted to gold or silver bullion, then the Royalty payable on silver shall be converted to the gold equivalent of such silver by application of the provisions of Section 4.2. To the extent that concentrates are being produced and sold from the Property the Grantee hereby waives the right to convert the Royalty payable in cash to product-in-kind in respect of such concentrates. In respect of all Minerals other than Precious Metals, the Royalty shall be paid by delivery of a certified cheque or bank draft payable to the Grantee at the Payment Bank.

4.4       Withholding Taxes

The Grantee hereby authorizes the Grantor, if necessary, to withhold from each and every payment of Royalty, all amounts as may be required to be withheld pursuant to applicable taxation legislation; provided that the Grantor and Grantee will co-operate as necessary to minimize any such required withholding. All amounts withheld and remitted by the Grantor will be deemed to have been paid to the Grantee on account of the Royalty payable.

4.5       Payment Accounting; Disputes

All payments of the Royalty shall be accompanied by a detailed statement (“Statement”) explaining the manner in which the payment was calculated together with any available settlement sheets from the smelter, refiner, other processor, purchaser or other user. All Royalty payments will be considered final and in full satisfaction of all obligations of the Grantor with respect thereto, unless the Grantee delivers to the Grantor a written notice (“Objection Notice”) describing and setting forth a specific objection to the calculation thereof within one hundred and twenty (120) days after the end of the fiscal year in which such payment and statement was received by the Grantee. If the Grantee objects to a particular Statement as herein provided, the Grantee will, for a period commencing on the delivery of such Statement and ending upon the day which is one hundred and eighty (180) days after the end of the fiscal year of the Grantor in which the month covered by such Statement falls, have the right, upon reasonable notice and at a reasonable time, to have the Grantor’s accounts and records relating to the calculation of the Royalty in question audited by the auditors of the Grantor. The Grantor will co-operate with and provide all information requested by such auditors in respect of such audit. If such audit determines that there has been a deficiency or an excess in the payment made to the Grantee, such deficiency or excess will be resolved by adjusting the next monthly Royalty payment due hereunder. The Grantee will pay all the costs and expenses of such audit unless a deficiency of five (5%) percent or more of the amount due is determined to exist. The Grantor will pay the costs and expenses of such audit if a deficiency of five (5%) percent or more of the amount due is determined to exist. Failure on the part of the Grantee to make claim against the Grantor for adjustment in such one hundred and twenty (120) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and Royalty payments for such month, and forever preclude the filing of exceptions thereto or making of claims for adjustment thereon by the Grantee, except in the case of fraud.

4.6       Commingling

The Grantor shall provide to the Grantee 60 days written notice before any Minerals from the Property are commingled with minerals from other properties. Also, before any Minerals are commingled, the Minerals from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content. Representative samples of the Minerals shall be retained by the Grantor and assays (including penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal and other appropriate content and penalty substances of the Minerals. From this information, the Grantor shall determine the amount of Royalty due and payable to the Grantee from Minerals from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.5, and absent timely objection, if any, made by the Grantee, the Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5.        BOOKS; RECORDS; INSPECTIONS; CONFIDENTIALITY

5.1       Books

The Grantor shall keep true and accurate books and records of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and, in addition to any audit requested under Section 4.5, the Grantee may, at its sole expense, perform an audit or other examination of all of the Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless the Grantee has given timely notice that it desires to audit or examine the Grantor’s books and records as set forth above. The Grantee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

5.2       Reports

Within forty-five (45) days following the end of each calendar year, the Grantor shall provide the Grantee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. The Grantee acknowledges that while the Grantor will use reasonable efforts to ensure that such data is complete, no representation or warranty whatsoever, express or implied, is made with respect to the accuracy or completeness of such data or the conclusions which the Grantee may draw from such data.

5.3       Inspections

The Grantee or its authorized agents or representatives, on not less than two (2) days’ notice to the Grantor, may enter upon all surface and subsurface portions of the Property under the direction and control of the Grantor (but only so as not to interfere with the Grantor’s activities on the Property) for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. The Grantee or its authorized agents or representatives shall enter the Property at its own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. The Grantee shall indemnify and hold the Grantor, its affiliates and their respective officers, directors, employees and agents harmless from any damage, claim or demand by reason of injury to either the Grantee or any of its agents or representatives caused by such Grantee’s exercise of its rights herein.

5.4       Confidentiality

The Grantee shall not, without the express written consent of the Grantor, which consent shall not be unreasonably withheld, disclose any information concerning the operations conducted on the Property or under this Agreement, or issue any press releases concerning the operations of the Grantor.

The Grantee may disclose data or information obtained under this Agreement after providing the Grantor with a copy of the proposed disclosure if the Grantor does not object to such disclosure by notice in writing to the Grantee within one (1) business day of receipt of such copy:

(a)	if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over the Grantee or its parent or affiliated corporations;

(b)	to any of the Grantee’s consultants;

(c)	to any third party to whom the Grantee, in good faith, anticipates selling or assigning its interest hereunder; or

(d)	to a prospective lender to whom an interest in Royalty payments to be made to the Grantee hereunder is proposed to be granted as security;

provided that, in each case, the Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.4. The Grantee will indemnify and save the Grantor harmless from any loss, cost or liability (including, without limitation, reasonable attorneys’ fees) resulting from any claim made by third parties receiving information relating to the Property from the Grantee and provided by the Grantor hereunder.

6.        COMPLIANCE WITH LAWS; ENVIRONMENTAL OBLIGATIONS

6.1       Compliance with Laws

The Grantor shall defend, indemnify and save the Grantee harmless from any loss, cost or liability (including, without limitation, reasonable attorneys’ fees) arising from any failure by the Grantor to at all times comply with all applicable present or future federal, state and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to the Grantor’s operations and activities on or with respect to the Property; provided, however, the Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or the Grantee’s respective rights thereto or under this Agreement.

6.2       Reclamation; Environmental Obligations

The Grantor shall indemnify and save the Grantee harmless from any loss, cost or liability (including, without limitation, reasonable attorneys’ fees) arising from any failure by the Grantor:

(a)

to timely and fully perform all reclamation required by all governmental authorities pertaining or related to the Grantor’s operations or activities on or with respect to the Property or required under this Agreement; or

(b)	to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance; or

(c)

which results in a violation of or liability under any present or future applicable provincial, federal or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies or guidelines.

7.        STOCKPILING

7.1      The rights of the Grantor to stockpile, store or place Minerals off the Property pursuant to any of the provisions of this Agreement shall not be exercisable until the Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that the Grantee’s rights to the Minerals shall be preserved. Such agreement shall provide, inter alia, that:

(a)	the Grantee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Minerals from the Property;

(b)	the Grantee’s rights in and to the Minerals shall be the same as if the Minerals were situate on the Property;

(c)

the Grantee’s rights set forth in this Section 7 shall have precedence over the rights to the Minerals of the property owner where the Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and

(d)	the agreement shall be irrevocable as long as Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8.        TAILINGS AND RESIDUES

8.1      All tailings and residues resulting from the Grantor’s operations and activities on the Property shall be the sole and exclusive property of the Grantor, but shall remain subject to the Royalty should the same be processed in the future and result in the production of Minerals.

9.        MAINTENANCE OF PROPERTY

9.1      The Grantor shall do all things and make all payments necessary or appropriate to maintain the right, title and interest of the Grantor and the Grantee, respectively, in the Property and shall provide proof that any such obligations have been satisfied to the Grantee, not less than 30 days prior to the date by which such obligations must be satisfied.

9.2       In the event that the Grantor intends to abandon or otherwise surrender all or any part of the unpatented claims comprised in the Property (the “Surrendered Claims”), it shall deliver a notice in writing of its intention to do so to the Grantee at least thirty (30) days prior to the proposed surrender, such notice to list the proposed Surrendered Claims. If, within fifteen (15) days of receipt of such notice, the Grantee delivers to the Grantor a notice (the “Reacquisition Notice”) stating its desire to reacquire one or more of the Surrendered Claims, the Grantor will deliver to the Grantee duly executed recordable transfers of such of the Surrendered Claims as the Grantee has set forth in the Reacquisition Notice.

10.        INSURANCE

10.1       The Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

10.1.1     Workers’ Compensation Insurance

Workers’ compensation insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under the laws of the United States, Arizona or local governmental bodies or agencies.

10.1.2     General Liability

Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from the Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect the Grantor, the Grantee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Subject to a determination that the Grantee has an insurable interest, the Grantee shall be named as a co-insured.

11.        CONDUCT OF OPERATIONS

11.1       All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, processing, extraction treatment, if any, and the materials to be introduced into or onto the Property or produced therefrom, and all decisions concerning the sale or other disposition of Minerals (including, without limitation, decisions as to buyers, times of sale, whether to store or stockpile Minerals for a reasonable length of time without selling the same) shall be made by the Grantor in its sole and absolute discretion.

11.2       The Grantor shall not be responsible for nor be obliged to make Royalty payments for mineral values lost in any mining or processing of Minerals conducted pursuant to customary engineering practices. The Grantor shall not be required to mine or to preserve or protect Minerals which under customary mining practices cannot be mined or shipped at a reasonable profit by the Grantor at the time mined.

12.        NO IMPLIED COVENANTS

12.1       The parties intend and agree that no implied covenants or duties relating to exploration, development, mining or the payment of production royalties or any other moneys provided for herein shall affect any of their respective rights or obligations hereunder, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Agreement. The Grantor may, in its sole and absolute discretion, choose not to mine Minerals from the Property. The Grantor shall be under no obligation whatsoever to place the Property into commercial production and if the Property is placed into commercial production, the Grantor shall have the sole and unfettered right at any time to curtail or suspend commercial production as the Grantor deems advisable.

13.        GENERAL PROVISIONS

13.1       Additional Documents; Registration of Interest

The parties shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the purposes of this Agreement. The Grantee shall have the right from time to time to register or record a deed of royalty or other notice of this Agreement, the other instruments to which this Agreement relates, a notice of the Royalty, and a caution or other title document against the title to the Property, and the Grantor shall cooperate with such registration or recordation and provide its written consent or signature to any documents or things necessary to accomplish such registration or recordation.

13.2       Binding Effect

All covenants, conditions, and terms of this Agreement shall be of benefit to and run as a covenant with the Property and the ground covered thereby and shall bind and inure to the benefit of the parties hereto, their respective assigns and successors including, without limitation, partners, joint venture partners, lessees and mortgages. All successors and assigns shall succeed to all of the rights of their assignor under this Agreement. Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between the Grantor and the Grantee.

13.3       Entire Agreement

This Agreement together with the attached Schedules contains the entire agreement between the Grantor and the Grantee, and no oral agreement, promise, statement or representation which is not contained herein and the attached Schedules shall be binding on the parties unless subsequently reduced to writing and signed by the parties. The provisions of this Agreement shall supersede all previous oral or written agreements between the parties hereto.

13.4       Governing Law

This Agreement is to be governed by and construed under the laws of Arizona, and the parties hereby attorn to the jurisdiction of the courts and arbitrators of that State. The venue for all proceedings hereunder will be Tucson, Arizona.

13.5       Time of Essence

Time is of essence in this Agreement.

13.6       Notice

13.6.1   Subject to the payment provisions of this Agreement or any schedule hereto, all notices, designations or other documents required or authorized by the terms of this Agreement shall be in writing and shall be personally delivered or mailed in Canada by registered or certified mail, postage prepaid, return receipt requested or telecopied in a manner which confirms transmission to the recipient, addressed as follows:

(a)	if to the Grantor, at:

c/o Suite 400
837 West Hastings Street Vancouver, British Columbia V6C 3N6

Telecopy No.: (604) 687-1715

(b)	if to the Grantee, at:

c/o 5903 Larch Street Vancouver, British Columbia V6M 4E5

Telecopy No.: (604) 267-1149

13.6.2   Any of the parties may change its address for notice by giving the other parties notice of such change in the manner specified in this Section. Notices personally delivered shall be deemed made and received on the date of such delivery. Notices given by mail in the manner specified in section 13.7.1 shall be deemed to have been made, delivered and received five days after the date of mailing. A notice telecopied in the manner specified in Section 3.7.1 shall be deemed to have been made and received on the first business day following the day on which it was sent.

13.7       Headings

The headings of all the sections in this Agreement are inserted for convenience of reference only and shall not affect the construction thereof.

13.8       Severability

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

13.9       Assignment

This Agreement may be assigned by the Grantor without the prior consent of the Grantee in conjunction with the assignment by the Grantor of an interest in all or part of the Property, subject to the assignee agreeing in writing to assume and perform the obligations of the Grantor under this Agreement. This Agreement may be assigned in whole, but not in part, by the Grantee without the prior consent of the Grantor, upon written notice of the assignment to the Grantor. Each of the parties will cooperate with the other in connection with effecting, registering or recording any assignment made in compliance with this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

)
The Corporate Seal of DIAMOND HILL	)
INVESTMENT CORP. was hereunto	)
affixed in the presence of:	)
)
/s/ R. Stuart Angus	)
)
Authorized Signatory	)
	)	c/s
)
Authorized Signatory	)

)
The Corporate Seal of ARIZONA	)
MINERALS INC. was hereunto affixed	)
in the presence of:	)
)
/s/ R. Stuart Angus	)
)
Authorized Signatory	)
	)	c/s
)
Authorized Signatory	)

SCHEDULE “A”

PART I: UNPATENTED MINERAL CLAIMS

Twenty-Six Unpatented Claims, Names/Nos.: Shell 1-20/51409-51428; Shell 44-49/51452-51457; aggregating approx. 486 acres

PART II: PATENTED MINERAL CLAIMS

The following patented mining claims are located in the Harshaw Mining District,
Santa Cruz County, Arizona and are described as follows:

Claim Name	Recorded Patent Number	Survey Number	Santa Cruz County Records	Township and Range T23S, R16E T23S, R16E T23S, R16E T23S, R16E T23S, R16E T23S, R16E T23S, R16E T23S, R16E
Camden Mine Camden No. 2 Hardshell No. 1 Hardshell No. 15 Hermosa Salvador Bluff Alta	1211192 1211192 1211192 1211192 10278 10614 10279 8635	4460 4460 4460 4460 499 498 500 Lot 38A	Doc. 25, page 30 Doc. 25, page 31 Doc. 25, page 32 Doc. 25, page 33 Book 88, page 469 Book 88, page 482 Book 88, page 467 Deed of Mines Book 17, page 213

TOTAL OF EIGHT PATENTED MINING CLAIMS	(Approx. 135 acres)